STELLAR ANNOUNCES $1 MILLION PRIVATE PLACEMENT

PORT HUENEME, CA (October 15, 2012) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) announces a non-brokered private placement consisting of 4,000,000 units (the “Units”) at a purchase price of CDN $0.25 per Unit to raise gross proceeds of CDN $1,000,000 (the “Private Placement”). Each Unit will consist of one common share in the capital of the Company and one transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share in the capital of the Company for a period of three years from the date of issuance, at a purchase price of CDN $0.40 per share. It is expected that current shareholders, including one insider, will collectively subscribe for the entire Private Placement, subject to the policies of the TSX Venture Exchange.

The Company may pay a finder’s fee to certain arm’s length parties in accordance with the policies of the TSX Venture Exchange. Such amounts will be paid either in cash or, at the discretion of the Company, the issuance of securities of the Company.

The securities issued will be subject to a hold period of four months and one day.

Proceeds of the Private Placement will be used for general working capital.

The Private Placement is subject to approval by the TSX Venture Exchange.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact:

Darrell Brookstein Executive VP,

Corporate Development & Finance

dbrookstein@stellarbiotech.com

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.